UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 50261 / August 25, 2004

Admin. Proc. File No. 3-11512

In the Matter of	:
	:
Cybergate Inc., et al.	: ORDER MAKING FINDINGS AND IMPOSING REMEDIAL SANCTIONS PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934
Respondents.	:
	:
	:

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by eLocity Networks, Inc. ("eLocity" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on June 8, 2004.

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Making Findings and Imposing Remedial Sanctions Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

1. eLocity (CIK No. 1017126), a Nevada corporation based in Sarasota, Florida, is not engaged in any business. The securities of eLocity, common stock, par value $0.01, have been registered under Section 12(g) of the Securities Exchange Act of 1934 ("Exchange Act") since August 30, 2000. The securities have not publicly traded.

2. eLocity has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission, in that it has not filed a periodic report since the period ending September 30, 2001.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED:

The registration of eLocity's securities is revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

For the Commission, by its Secretary, pursuant to delegated authority.

Jonathan G. Katz
Secretary